PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of October 27, 2005 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2005.

      This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
      This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2005. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report, exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Manitoba, Department of Finance, Treasury Division, Room 9, Legislative Building, Winnipeg, Manitoba R3C 0V8, Canada.

      In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.
      At October 26, 2005, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.1703.
      Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY
The following information is qualified in its entirety by the more detailed information in this document.
PROVINCE OF MANITOBA
Economy

						Compound
	Year Ended December 31,					Annual
						Growth Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$34,042	$35,149	$36,859	$38,074	$40,181	4.2%
Change in Real Gross Domestic Product
Manitoba	4.3%	0.9%	2.4%	1.6%	2.8%	—
Canada	5.2	1.8	3.1	2.0	2.9	—
Manufacturing Shipments	$11,439	$11,344	$11,220	$11,377	$12,528	2.3
Farm Cash Receipts	3,151	3,701	3,853	3,570	3,907	5.5
Capital Investment	5,520	5,803	6,013	6,163	6,774	5.3
Personal Income	28,371	29,259	30,021	30,760	32,009	3.1
Population at July 1 (in thousands)	1,147	1,151	1,156	1,162	1,170	0.5
Average Unemployment Rate	5.0%	5.0%	5.1%	5.0%	5.3%	—
Change in Consumer Price Index (Manitoba)	2.5	2.6	1.6	1.8	2.0	—
Average Exchange Rate (C$ per U.S.$)	1.4852	1.5484	1.5704	1.4015	1.3015	—
Revenue and Expenses of the Government Reporting Entity

	Year Ended March 31,

	2001	2002	2003	2004	2005

	($ millions)
Total Revenue	7,826	7,826	7,844	8,502	9,324
Total Expenses	8,109	8,360	8,555	9,070	9,441

Net Income (Loss)	(283)	(534)	(711)	(568)	(117)
Adjustment to estimate for Federal accounting error	—	—	51	—	—
Net Income (Loss) from Government Business Enterprises	714	524	476	(11)	716

Summary Net Income(Loss)	431	(10)	(184)	(579)	599

Net Direct Funded and Guaranteed Debt

	As of March 31,

	2001	2002	2003	2004	2005

	(In millions of dollars)
Consisting of
Net Direct Funded Debt	$13,765	$13,833	$13,601	$14,787	$15,496
Net Provincial Guaranteed Debt	391	570	953	892	652

	$14,156	$14,403	$14,554	$15,679	$16,148

Issued for
General Government Programs	$6,798	$6,651	$6,650	$6,867	$6,958
Self-Sustaining Purposes	7,358	7,752	7,904	8,335	8,694
Loans Payable to the Government of Canada and Government Business Enterprises (1)	—	—	—	477	496

	$14,156	$14,403	$14,554	$15,679	$16,148

General Government Programs Debt as a Percentage of Nominal Gross Domestic Product	20.0%	18.9%	18.0%	18.0%	17.3%

     (1) Canadian generally accepted accounting principles (GAAP) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable. These amounts were first recorded in the 2003/04 Fiscal Year. See “Public Debt — Direct Funded Debt of the Province (note 5).”

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Brandon
Portage la Prairie
WINNIPEG
Steinbach
Saskatchewan
Ontario
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA
General Information
      The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.
      Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.
      The estimated population of Manitoba on July 1, 2005 was 1,177,600, of whom approximately 707,700 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.
      The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.
Constitutional Framework
      Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.
      Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.
      Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.
Provincial Government
      The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.
      The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.
      The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.
      The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on June 3, 2003, the New Democratic Party was elected to a majority of seats.
      The following table sets forth the results of the three most recent elections of the Province.

	1995	1999	2003

New Democrat	23	32	35
Progressive Conservative	31	24	20
Liberal	3	1	2

Total	57	57	57

ECONOMY
General
      Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; transportation and storage; retail trade; wholesale trade; agriculture; information and culture; and construction. The largest components of manufacturing are food processing, transportation equipment, machinery, chemicals, wood, fabricated metals, plastics and rubber, furniture and printing. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.
      The following table sets forth growth rates in 2004 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2004.

	Manitoba	Canada

Single-Detached Housing Starts	10.1%	4.8%
Retail Sales	6.7	4.7
Manufacturing Shipments	10.1	8.5
Gross Domestic Product	5.5	6.1
Real Gross Domestic Product	2.8	2.9
Capital Investment	9.9	8.5
Foreign Merchandise Exports	7.7	8.7
Farm Cash Receipts	9.4	6.1
Value of Mineral Production	36.0	13.4
Consumer Price Index	2.0	1.9
Employment	0.9	1.8
Average Unemployment Rate	5.3	7.2
      Year-to-date data for 2005 indicate that utilities, retail sales, single detached housing starts, manufacturing shipments, employment and foreign merchandise exports are increasing. Farm cash receipts have decreased in 2005. According to the February 2005 Statistics Canada survey of investment intentions, capital investment is expected to increase by 7.1% to $7.3 billion, as public investment increases 17.7% while private investment increases 3.6%.

      The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the years 2000 through 2004. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.
SELECTED ECONOMIC INDICATORS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$34,042	$35,149	$36,859	$38,074	$40,181	4.2%
Canada	1,076,577	1,108,048	1,154,204	1,216,191	1,290,185	4.6
Real Gross Domestic Product
Manitoba (2)	$32,801	$33,108	$33,904	$34,447	$35,422	1.9
Change	4.3%	0.9%	2.4%	1.6%	2.8%	—
Canada (2)	$1,020,488	$1,038,702	$1,070,789	$1,092,388	$1,124,428	2.5
Change	5.2%	1.8%	3.1%	2.0%	2.9%	—
Personal Income	$28,371	$29,259	$30,021	$30,760	$32,009	3.1
Personal Income Per Capita (in Dollars)	24,735	25,421	25,970	26,472	27,358	2.6
Retail Sales	9,337	9,878	10,570	10,953	11,692	5.8
Capital Investment	5,520	5,803	6,013	6,163	6,774	5.3
Single-Detached Housing Starts (Units)	2,348	2,460	3,016	3,165	3,484	10.4
Change in Consumer Price Index Manitoba	2.5%	2.6%	1.6%	1.8%	2.0%	—
Canada	2.7%	2.6%	2.2%	2.8%	1.9%	—
Population (July 1) (in thousands)
Manitoba	1,147	1,151	1,156	1,162	1,170	0.5
Canada	30,689	31,021	31,373	31,669	31,974	1.0
Employment (in thousands)	551.7	554.3	567.4	570.6	576.0	1.1
Average Unemployment Rate	5.0%	5.0%	5.1%	5.0%	5.3%	—
Average exchange rate (C$ per U.S.$)	$1.4852	$1.5484	$1.5704	$1.4015	$1.3015	—

     (1) At market prices.
     (2) Expressed in 1997 dollars.
Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.
Economic Structure
      The Province has a diversified economy. In 2004, goods producing industries accounted for 26.3% of real gross domestic product at basic prices. Manufacturing accounted for 12.3% of real gross domestic product at basic prices, agriculture for 4.7% and construction for 4.6%. The commercial service sector accounted for 54.0% of real gross domestic product at basic prices, and the non-commercial service sector for 19.7%.

      The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the years 2000 through 2004.
REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of 1997 dollars)
Goods Producing Industries
Manufacturing	$3,918	$3,856	$3,916	$3,906	$4,046	0.8%
Agriculture	1,700	1,399	1,448	1,589	1,538	-2.5
Construction	1,204	1,416	1,422	1,449	1,517	5.9
Utilities	1,020	1,023	967	871	887	-3.4
Mining	673	627	576	508	549	-5.0
Forestry, Fishing and Trapping	67	71	76	77	81	4.9

Total Goods Producing Industries	8,583	8,392	8,405	8,402	8,619	0.1

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,151	3,268	3,486	3,572	3,694	4.1
Owner-Occupied Dwellings (2)	2,717	2,773	2,825	2,892	2,970	2.3
Transportation and Storage	2,148	2,131	2,125	2,144	2,174	0.3
Retail Trade	1,754	1,880	1,975	2,057	2,149	5.2
Wholesale Trade	1,883	1,913	2,024	2,091	2,131	3.1
Information and Culture	1,272	1,365	1,442	1,508	1,537	4.8
Professional and Scientific	753	752	764	807	833	2.6
Accommodation, Food and Beverage	769	816	815	793	774	0.2
Business Services	440	461	473	488	498	3.1
Other Services	842	892	916	926	938	2.7

Total Commercial Services Industries	15,728	16,252	16,845	17,278	17,699	3.0

Non-commercial Services
Health and Welfare	2,223	2,318	2,397	2,477	2,528	3.3
Education	1,574	1,565	1,594	1,615	1,654	1.2
Federal Administration	950	947	965	986	995	1.2
Provincial Administration	787	699	692	683	689	-3.3
Municipal Administration	542	526	551	558	594	2.3

Total Non-commercial Services
Industries	6,075	6,056	6,198	6319	6,459	1.5

Total Service Producing Industries	21,804	22,308	23,043	23,598	24,158	2.6

Real Gross Domestic Product at Basic Prices (3)	$30,320	$30,604	$31,340	$31,871	$32,778	2.0

     (1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 1997 dollars.
     (2) Imputed rent value of Owner-Occupied Dwellings.
     (3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.
Source: Manitoba Bureau of Statistics.
     Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well diversified with the four largest industries accounting for only 51.2% of the value of total shipments in 2004.

      The largest industry, food, accounts for 23.1% of total shipments, and produces a broad range of products. The next largest industries are: transportation equipment, primarily buses and aerospace equipment (14.2% of shipments); machinery, mainly agricultural implements (7.3% of shipments); and chemicals, primarily farm chemicals and pharmaceuticals (6.5% of shipments). The remaining industries range in size from 6.4% to 1.2% of shipments.
      In 2004, manufacturing shipments increased 10.1% due to increased production in the wood, fabricated metals, food and machinery industries.
      The following table sets forth the gross value of manufacturing shipments and the compound annual growth rates of the principal Manitoba manufacturing industries for the years 2000 through 2004.
GROSS VALUE OF MANUFACTURING SHIPMENTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Non-durables Food	$2,492.6	$2,442.7	$2,431.9	$2,456.8	$2,893.4	3.8%
Chemicals	544.5	635.9	635.0	814.2	817.2	10.7
Plastics and Rubber	467.8	511.9	537.7	568.4	606.3	6.7
Printing	513.1	547.2	515.6	509.7	506.3	-0.3
Clothing	376.6	293.3	274.2	261.5	259.9	-8.9
Beverages	220.3	211.9	209.6	208.0	203.3	-2.0
Other Non-durables	746.4	715.1	677.3	582.7	571.2	-6.5
Durables Transportation Equipment	1,729.3	1,789.8	1,638.7	1,697.0	1,785.0	0.8
Machinery	809.1	788.5	880.4	801.5	917.3	3.2
Wood Products	588.5	597.3	630.5	666.1	800.4	8.0
Fabricated Metals	605.3	582.0	585.2	620.3	738.0	5.1
Furniture	510.0	498.9	549.3	543.8	541.5	1.5
Electrical and Electronics	259.8	233.1	212.6	165.9	146.3	-13.4
Other Durables	1,575.6	1,496.3	1,442.3	1,481.2	1,741.9	2.5

Total	$11,438.9	$11,343.8	$11,220.3	$11,377.1	$12,528.2	2.3

Source: Statistics Canada.
     In the first eight months of 2005, the value of manufacturing shipments increased 4.6% compared to the first eight months of 2004. The increase is principally due to a 17.5% increase in fabricated metals, an 11.4% increase in electrical equipment, a 10.9% increase in transportation equipment and a 10.7% increase in machinery. Overall, nine of fourteen categories of manufacturing shipments reported increases.
      Agriculture. Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.
      In 2004, farm cash receipts increased 9.4%. Crop receipts increased 4.7% due to higher receipts from wheat, vegetables and oilseeds reflecting a draw down of inventories. Livestock receipts increased 6.8% as a result of an increase of 22.8% in hog receipts which was partially offset by a 22.0% decline in cattle and calves. Most other types of livestock receipts increased. Direct payments increased 48.9%.

      The following table sets forth farm cash receipts and the compound annual growth rates for the years 2000 through 2004.
FARM CASH RECEIPTS

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Crops
Oilseeds	$371.4	$416.1	$587.7	$626.6	$669.3	15.9%
Wheat	447.3	586.3	658.4	457.8	550.5	5.3
Vegetables	176.9	202.4	203.4	202.5	222.5	5.9
Specialty and Forage	172.7	154.1	212.7	227.1	164.6	-1.2
Other Grains	117.8	193.5	212.2	165.8	141.8	4.7
Other (1)	26.4	-33.0	43.3	20.5	31.6	4.6

Total Crops	1,312.5	1,519.3	1,917.7	1,700.3	1,780.3	7.9

Livestock
Hogs	669.7	805.7	719.0	762.7	936.7	8.8
Cattle and Calves	484.2	573.5	555.8	340.7	265.9	-13.9
Dairy	154.0	158.0	163.9	174.4	178.8	3.8
Poultry and Eggs	141.8	149.5	149.8	153.7	161.0	3.2
Other Livestock	101.1	113.0	128.1	129.8	125.4	5.5

Total Livestock	1,550.9	1,799.7	1,716.5	1,561.3	1,667.8	1.8

Direct Payments	287.1	382.1	219.0	308.1	458.7	12.4

Total	$3,150.5	$3,701.1	$3,853.2	$3,569.8	$3,906.9	5.5

Net Cash Income (2)	$587.1	$911.6	$924.9	$509.4	$761.5	6.7

     (1) Includes other crops, and, as a negative amount, deferred payments on all crops.
     (2) Represents farm cash receipts less operating expenses.
Source: Statistics Canada.
     In 2000 and 2001, Direct Payments include payments under the temporary disaster income assistance programs for farm producers implemented by the provincial and Federal Governments in respect of poor weather conditions in the Province. These weather conditions prevented or delayed crop seeding in some regions. These payments were $48.1 million in 2000 and $117.6 million in 2001. Direct Payments in 2000 also include a one-time $100 million payment to crop producers to compensate them for the elimination of transportation subsidies. In 2004, Direct Payments to Manitoba agriculture producers increased mainly due to $86.6 million in income support payments provided to crop and livestock producers under the new Federal Transitional Industry Support program, $79.0 million from the Canadian Agricultural Income Stabilization program, an increase of $38.0 million in Net Income Stabilization payments and an increase of $26.1 million in crop insurance payments.
      On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. The inspection system prevented the meat from entering the food chain. More than 2,700 animals were destroyed and tested as part of the CFIA’s investigation, which is now concluded. All test results for BSE were negative and the investigation did not identify any additional cases.
      On May 20, 2003, the United States Department of Agriculture (“USDA”) placed Canada under its BSE restriction guidelines and announced that it would not accept any live ruminants (cattle, sheep and certain other hoofed animals) or ruminant products from Canada pending further investigation. Several other countries also imposed import restrictions. On August 8, 2003, the USDA announced that it would begin to accept applications for import permits for certain boneless ruminant products, including boneless bovine meat from cattle under 30 months of age. Several other countries followed the U.S. lead and resumed the import of certain Canadian beef products.
      The closure of the Canada-U.S. border to Canadian ruminants and ruminant products adversely impacted the Canadian ruminant industry. The Canadian Government and certain provincial governments, including the Government of Manitoba, announced various programs to provide support to the industry. Discussions between the United States and Canada concerning the development of rules to allow for the resumption of the importation of live ruminants and other ruminant products into the United States resulted in the reopening of the border in July 2005.
      On March 5, 2004, the National Pork Producers Council in the United States, along with state pork producer organizations, filed anti-dumping and countervailing duty petitions with the United States government against Canadian swine exporters. On October 15, 2004, the U.S. Department of Commerce announced that, as a result of their investigations, a preliminary duty of 14.06% will be applied to live swine exports from Canada. Manitoba accounts for approximately half of Canada’s live swine exports to the United States, and, in 2004 exported live swine valued at approximately $352 million to that country. The International Trade Commission officially found that Canadian swine exporters were causing no injury to the U.S. industry resulting from alleged “dumping” in April 2005. The 14.06% duty on swine exports has been lifted.
      In the first six months of 2005, farm cash receipts decreased 2.7% from the same period in 2004. Crop cash receipts decreased 30.1%, primarily due to lower production volumes, with the decreases occurring across all the major crop categories except vegetables and horticulture. Livestock cash receipts increased 14.7% with cattle and calves increasing 84.8% and hog receipts increasing 7.1%. Direct Payments increased $142.3 million or 64.7%.
      In 2005, crop production volumes are expected to be below 2004 levels, which should lead to lower production values as cool wet conditions during the planting and growing season affected parts of Manitoba. The value of livestock production in Manitoba is expected to increase following the reopening of the Canada-U.S. border.
      Minerals. The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include cobalt, tantalum, platinum and silver. Industrial minerals produced consist principally of sand and gravel, peat moss, stone, and lime.
      The two companies with the largest mining operations in Manitoba, accounting for approximately 71% of all mineral production, are Inco Limited, which produces mainly nickel, copper and cobalt, and Hudson Bay Mining and Smelting Co., Limited, which produces mainly copper and zinc.
      In 2004, the total value of mineral production in Manitoba increased 36.0% to $1,428 million. The value of metal production increased 41.4% in 2004 as a result of higher prices for nickel. Nickel accounted for 49% of the total value of mineral production in 2004. The value of zinc and copper production increased as a result of higher production volumes and higher prices. The value of petroleum production increased 23.9%, reflecting higher prices, while the value of industrial mineral production increased 10.7%.

      The following table sets forth the gross value of mineral production and the compound annual growth rates for the years 2000 through 2004.
GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Metals
Nickel	$561.6	$412.2	$403.4	$523.0	$698.0	5.6%
Copper	129.9	97.1	96.0	69.6	148.0	3.3
Zinc.	133.8	129.3	118.3	97.3	135.6	0.3
Gold	95.0	86.3	85.6	63.1	74.9	-5.8
Other Metals	68.9	66.5	50.7	44.3	71.0	0.8

Total Metals	989.3	791.5	754.0	797.2	1,127.5	3.3
Petroleum	163.9	135.0	150.1	157.4	195.0	4.4
Industrial Minerals	79.5	93.6	96.5	95.0	105.1	7.2

Total	$1,232.7	$1,020.1	$1,000.5	$1,049.6	$1,427.6	3.7

Sources: Statistics Canada and Manitoba Department of Energy and Mines.
     Overall mining values are expected to increase in 2005. Higher prices for metals, especially zinc and copper, combined with production volumes near 2004 levels will increase the overall value of production in the province.
      With the closure of the New Britannia mine in Snow Lake in 2005 Manitoba no longer has a primary producer of gold. San Gold Corporation is conducting exploration in and around Bissett to increase their gold reserve, before making a decision to actually begin mining and producing gold.
      Services. The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 2000 through 2004, commercial service industries accounted for 48.9% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 26.3%.
      Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because Winnipeg International Airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services.
      Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Nine grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Lifeco Inc.
      Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.
      Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2004, retail sales in Manitoba increased 6.7% to $11.7 billion. In the first eight months of 2005, retail sales increased 7.3% compared to the same period of 2004.

      The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba has an excellent resource base for outdoor recreational activities and has many public and private tourism facilities. In 2004, estimated tourism expenditures by both residents of Manitoba and visitors were $1,440 million, an increase of 3.6% from 2003.
Merchandise Exports
      In 2004, total merchandise exports amounted to $23.2 billion, an increase of 3.5% from 2003, and were equal to 57.7% of GDP at market prices. Foreign countries accounted for 47.8% of merchandise exports and other Canadian provinces and territories accounted for the balance. In 2004, of the total foreign merchandise exports, 72.8% were to the United States, 15.0% to Asia, 4.5% to Europe and 2.9% to Mexico.
      Over the five years 2000 to 2004, exports to the United States increased by 3.1% (representing a compound annual growth rate of 0.8%) and exports to all other countries increased by 57.1% (representing a compound annual growth rate of 12.0%).
      The following table sets forth foreign exports by commodity and the compound annual growth rates for the years 2000 through 2004.
FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Manufacturing
Food	$830.1	$996.0	$1,058.6	$1,056.3	$1,139.4	8.2%
Primary Metals	745.8	803.5	847.1	870.2	963.0	6.6
Transportation Equipment	1,053.0	1,139.7	944.9	878.4	931.5	-3.0
Machinery	584.8	535.9	679.8	620.8	727.8	5.6
Wood Products	540.6	531.4	573.3	553.0	638.4	4.2
Chemicals	359.2	418.1	398.1	459.7	457.7	6.2
Paper and Allied	268.6	254.9	267.1	298.6	300.5	2.8
Plastics	178.5	210.5	221.4	229.1	233.9	7.0
Electrical and Electronic	274.7	273.8	188.2	187.9	192.2	-8.5
Printing and Publishing	124.8	165.6	195.2	182.7	183.9	10.2
Fabricated Metal	95.1	126.1	119.2	116.2	130.8	8.3
Furniture and Fixtures	158.2	171.5	166.8	125.2	111.1	-8.5
Clothing and Textiles	188.1	150.2	139.9	117.7	95.2	-15.7
Other	345.3	252.1	305.1	333.6	336.8	-0.6

Total Manufacturing	5,746.8	6,029.3	6,104.8	6,029.2	6,442.2	2.9

Agriculture
Wheat	511.0	690.4	582.6	621.8	899.3	15.2
Oilseeds	390.4	445.2	397.6	694.0	675.1	14.7
Hogs	207.6	247.5	246.0	276.4	352.4	14.1
Other Grains	135.7	179.7	136.0	176.2	191.3	9.0
Vegetables	125.7	166.4	152.5	161.6	143.4	3.3
Cattle	188.3	257.7	273.2	106.7	0.0	N/M
Other Agriculture	35.5	43.1	51.0	35.5	32.6	-2.1

Total Agriculture	1,594.1	2,030.0	1,839.0	2,072.2	2,294.1	9.5

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Electricity	442.7	534.7	390.5	263.7	379.7	-3.8
Other Primary	43.8	50.4	35.8	31.4	30.2	-8.9
Oil Trans Shipment	596.0	664.1	756.5	488.6	400.9	-9.4
Other	255.4	267.8	279.5	279.7	322.6	6.0

Total	$8,678.8	$9,576.2	$9,406.2	$9,164.8	$9,869.8	3.3

     (1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports. The above data for 2004 include two items that do not truly reflect foreign exports of Manitoba products. Oil Trans Shipment represents crude oil production that originated in Alberta and Saskatchewan and was shipped through the Province. The value of nickel exports is $511.6 million. This does not include an estimated $149.1 million of nickel which was exported through Ontario.
Source: Statistics Canada.
     Total foreign exports for the first eight months of 2005 were up 0.1% compared to the first eight months of 2004. On a year-to-date basis, exports to the United States have increased by 3.9% while exports to other countries have decreased by 10.1%.
Capital Investment
      In 2004, capital investment increased 9.9%. The largest percentage increases in capital investment occurred in other capital, (primarily accommodation, food services, arts, entertainment and recreation), utilities, professional and scientific, transportation and storage and housing. The largest decreases in capital investment occurred in minerals, retail trade, real estate and education. The Statistics Canada survey of investment intentions published in February 2005 indicates that capital investment in 2005 is expected to increase by 7.1%. Private capital investment is expected to increase 3.6% and public investment to increase 17.7%. The largest increases are expected to occur in utilities, public administration, minerals, and transportation and storage. The largest decreases are expected to occur in other services and health care and social services.

      The following table sets forth categories of capital investment and the compound annual growth rates for the years 2000 through 2004.
CAPITAL INVESTMENT

						Compound
						Annual
	Year Ended December 31,					Growth
						Rate
	2000	2001	2002	2003	2004	2000-2004

	(In millions of dollars)
Housing	$911.6	$1,018.9	$1,136.9	$1,256.8	$1,531.0	13.8%
Public Administration	513.3	560.0	570.8	619.2	674.3	7.1
Utilities	405.4	524.0	500.3	475.2	645.1	12.3
Transportation and Storage	377.2	422.2	387.3	401.2	501.7	7.4
Finance and Insurance	406.3	407.0	446.2	407.5	457.4	3.0
Manufacturing	671.9	583.7	551.7	461.4	422.4	-11.0
Agriculture	399.6	355.6	436.8	414.4	405.1	0.3
Information and Culture	251.9	364.0	355.8	299.1	337.0	7.5
Real Estate	260.5	240.2	344.6	293.6	249.5	-1.1
Retail Trade	250.6	209.8	173.6	269.2	216.3	-3.6
Health Care and Social Services	204.9	159.2	152.9	213.3	199.9	-0.6
Minerals	238.5	250.9	266.0	285.4	196.0	-4.8
Wholesale Trade	145.1	142.2	152.6	165.5	175.5	4.9
Construction	103.3	135.0	142.4	149.9	161.4	11.8
Education	119.8	149.5	142.7	155.4	132.3	2.5
Professional and Scientific	120.7	94.0	74.8	89.7	118.9	-0.4
Other	139.8	186.4	177.1	206.0	350.5	25.8

Total	$5,520.4	$5,802.6	$6,012.5	$6,162.8	$6,774.3	5.3

Private	$4,210.9	$4,442.0	$4,649.2	$4,720.7	$5,101.4	4.9
Public	1,309.5	1,360.6	1,363.3	1,442.1	1,672.9	6.3

Source: Statistics Canada.
Labor Force
      In 2004, employment increased by 0.9% with growth occurring in forestry, fishing and mining; public administration; information, culture and recreation; education and health services; professional and administrative services; finance, insurance and real estate; construction; and manufacturing. There was no change in employment in wholesale and retail trade. Declines were recorded in accommodation and food services; transportation and storage; utilities; and agriculture. In 2004, the average unemployment rate in Manitoba was 5.3%, the second lowest of any province in Canada and significantly lower than Canada’s rate of 7.2%.

      The following table sets forth selected labor force statistics for Manitoba and Canada for the years 2000 through 2004.
LABOR FORCE

	Annual Averages

	2000	2001	2002	2003	2004

	(In thousands unless otherwise indicated)
Labor Force	580.5	583.7	597.7	600.4	608.2
Employment	551.7	554.3	567.4	570.6	576.0
Participation Rate (%)	67.8	67.8	69.0	68.7	69.0
Participation Rate (Canada) (%)	65.8	65.9	66.9	67.5	67.6
Unemployment Rate (%)	5.0	5.0	5.1	5.0	5.3
Unemployment Rate (Canada) (%)	6.8	7.2	7.7	7.6	7.2

Source: Statistics Canada.
     In the first nine months of 2005, seasonally adjusted employment in Manitoba increased 0.8% compared to the same period for 2004, reaching 579,100. Employment increases were recorded in finance, insurance and real estate; information, culture and recreation; accommodation and food services; agriculture; construction; education and health services; and professional and administrative. Declines were recorded in public administration; transportation and storage; manufacturing; utilities; wholesale and retail trade; and forestry, fishing and mining.
      In the first nine months of 2005, the seasonally adjusted unemployment rate in Manitoba averaged 4.9%, down from 5.3% in the same period in 2004. In the first nine months of 2005, the seasonally adjusted unemployment rate in Canada averaged 6.8%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2005 averaged 68.6%, down from 69.0% in the same period of 2004.
Energy
      Refined petroleum and natural gas provided 38.3% and 32.9%, respectively, of the Province’s total energy needs in 2003, while 26.6% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES
      Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.
      Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.
      The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown organizations and Government Business Enterprises (i.e. entities whose principal activity is carrying on a business, such as Manitoba Hydro-Electric Board, Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.
      In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be accountable for the administration of its financial affairs and resources to a minister of the Government, or directly to the Legislature, and must be owned and/or controlled by the Government, as determined by legislative provisions or by a majority holding of voting share capital. The financial operations of organizations which are not part of the Government Reporting Entity are reflected in the Summary Financial Statements only to the extent that:

1.	they receive money from or pay money to the Government, or

2.	any non-recoverable deficits they incur are adjusted against the amounts loaned, advanced or invested in them by the Government, or

3.	where the Government has no loans, advances or investments involved, any losses they incur, which are assumed by the Government, are recorded as accrued charges.
      Crown organizations are consolidated after adjusting them to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education, which remain on a gross basis as operating expenses and revenue. Where the fiscal year-end of Crown organizations is not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, they are updated to March 31.
      Government Business Enterprises maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They are reported by the modified equity method of accounting without adjusting them to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 notwithstanding that their fiscal year-end may not be the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.
      As of fiscal year 2005, all health care facilities are included in the Summary Financial Statements. Prior years revenue and expenses have been restated on this basis.
      The Consolidated Fund of the Province reflects the transactions and balances of the Operating Fund (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Fund and the Debt Retirement Fund, on a combined basis. The Legislative Assembly’s budgeting process is based on the Operating Fund, and compliance with the Province’s balanced budget legislation is measured by reference to the Operating Fund.
      The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific account policies:

a)	Government of Canada Receipts — Generally, entitlements from the Government of Canada for transfer payments, the transfer having been authorized and any eligibility criteria met, as well as for the Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements, are recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 30 each year.

b)	Other Revenue — All other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.
      The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities and school boards which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.
      The Summary Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) for senior Governments as recommended by the Canadian Institute of Chartered Accounts (CICA).
      The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY(1)

	Year Ended March 31,

	2001	2002	2003	2004	2005

	(In millions of dollars)
Revenue
Manitoba Collections:
Retail sales tax	$933	$966	$1,007	$1,064	$1,125
Fuel taxes	224	223	231	233	235
Levy for health and education	239	244	257	268	287
Mining Tax	45	9	18	22	—
Other taxes	376	401	461	480	572
Fees and other revenue	1,520	1,668	1,669	1,710	1,793
Income taxes:
Corporation income tax	444	306	160	289	374
Individual income tax	1,757	1,659	1,636	1,720	1,787
Federal transfers:
Equalization	1,339	1,399	1,338	1,414	1,699
Canada Health and Social Transfer	545	685	756	917	1,006
Federal Health Supplement	92	—	—	—	—
Medical Equipment Fund	—	3	16	21	30
Health Reform Fund	—	—	—	37	55
Primary Health Care Transition Fund	—	—	1	7	9
Shared cost and other	312	263	294	320	352

Total Revenue	7,826	7,826	7,844	8,502	9,324

Expenses
Health	2,616	2,837	3,058	3,408	3,559
Education	1,915	1,998	2,059	2,168	2,254
Family Services and Housing	854	893	930	961	1,020
Community, Economic and Resource Development	942	908	960	979	1,087
Justice and Other Government	655	685	724	755	754
Debt Servicing	1,127	1,039	824	799	767

Total Expenses	8,109	8,360	8,555	9,070	9,441

Net Revenue (Expenses) Before Extraordinary Item	(283)	(534)	(711)	(568)	(117)
Adjustment to estimate for Federal accounting error	—	—	51	—	—

Net Revenue (Expenses)	(283)	(534)	(660)	(568)	(117)
Net Income (loss) from Government Business Enterprises	714	524	476	(11)	716

Summary Net Income (Loss)	$431	$(10)	$(184)	$(579)	$599

     (1) Earlier years are restated to conform with the 2005 presentation.
Budget
      The Provincial Government prepares a budget for each fiscal year, which estimates revenue and expenses for the Operating Fund. The Fiscal Stabilization Fund serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Fund is also available for special initiatives. The Fiscal Stabilization Fund earns interest. Transfers to and from the Fiscal Stabilization Fund are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2005, the Fiscal Stabilization Fund had $486 million in liquid assets.
      The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) requires the total expenses of the Operating Fund (both current and amortization of capital assets) (including transfers to the Debt Retirement Fund) to be no greater than revenue (including transfers from the Fiscal Stabilization Fund). Debt repayments in the Debt Retirement Fund also include payments toward the pension liability of the government. The exceptions in the determination of a positive or negative balance for the Balanced Budget Act include war, disaster or a single year decline in revenue of 5.0% or more which is not the result of change in Manitoba taxation laws. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.
      If a deficit not allowed under the Balanced Budget Act is incurred, the salaries of all members of the Executive Council will be reduced, and the shortfall is required to be made up in the subsequent year. These provisions do not apply in the fiscal year during which an election results in a change in the party forming the Government. The Balanced Budget Act requires minimum, annual payments to the Debt Retirement Fund, which currently are at a level of $110 million per year, for the purpose of retiring the net general-purpose debt and pension liability of the Province. The Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes may be increased. At present, these four taxes account for about three-quarters of own source revenue and about one-half of total revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.
BALANCED BUDGET ACT COMPLIANCE AND BUDGETED FINANCING REQUIREMENT

	Year Ending March 31,				Budget
					Estimate
	2002	2003	2004	2005	2006

	(In millions of dollars)
Total Revenue before Transfer from Fiscal Stabilization Fund and Extraordinary Item	$6,747	$6,970	$7,306	$8,140	$8,177

Extraordinary Item — Adjustment to estimate for Federal accounting error	—	51	—	—	—

Total Revenue before Transfer from Fiscal Stabilization Fund	6,747	7,021	7,306	8,140	8,177
Total Expenses Before Transfer to Debt Retirement Fund	6,738	6,943	7,440	7,635	8,064

Operating Fund Surplus (Deficit) Before Transfers	9	78	(133)	505	113
Transfer from Fiscal Stabilization Fund	150	23	171	—	—
Transfer to Debt Retirement Fund	(96)	(96)	(96)	(99)	(110)

Operating Fund Surplus (Deficit)	63	5	(59)	406	3
Adjustment for Balanced Budget Legislation purposes:
Disaster Expenditures (1)	—	—	71	—	—

Budgetary Surplus for Balanced Budget Legislation purposes	$63	$5	$13	$406	$3

Financing Requirements
Refinancing
For General Government Programs					$1,553
For The Manitoba Hydro-Electric Board					243
For Other Self-Sustaining Programs					208
New Cash Requirements
For General Government Capital Investments					127
For The Manitoba Hydro-Electric Board					265
For Other Self-Sustaining Programs					130

Total Provincial Financing Requirement					$2,526

     (1) Under The Balanced Budget Act, the Government is not required to include in the determination of the annual operating balance, an expenditure required in the fiscal year as a result of a natural or other disaster in Manitoba that could not have been anticipated and affects the Province or a region of the Province in a manner that is of urgent public concern. In 2004 expenditures totalling $71 million that relate primarily to exceptional costs incurred from forest fire suppression activities and BSE are considered to qualify for exemption under this provision.
     Total Operating Fund expenses before transfers to the Debt Retirement Fund for the year ended March 31, 2005 were $7,635.6 million, up $164.4 million from the budget estimate of $7,471.2 million, reflecting higher than anticipated healthcare expenditures and capital grant expenses primarily as a result of a change in accounting standards associated with funding to colleges and school divisions as well as increased grants to universities. Total Operating Fund Revenue was $8,139.6 million or $569.0 million higher than the budget estimate of $7,570.6, reflecting higher than budgeted revenue from the Government of Canada for Equalization and the Canada Health and Social Transfer of $471.9 million combined with higher than budgeted tax revenue of $42.6 million and higher than budgeted other own-source revenue of $54.5 million. After a transfer to the Debt Retirement Fund of $98.5 million, the Budgetary Surplus for Balanced Budget Legislation purposes was $405.5 million, $402.5 million higher than budgeted.
      The budget for the fiscal year ending March 31, 2006 was presented to the Legislature on March 8, 2005.
      The following discussion of Operating Fund Revenue and Operating Fund Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly and for purposes of the Balanced Budget Act, which may differ from corresponding amounts reflected in the Summary Financial Statements.
Operating Fund Revenue
      Provincial Source Revenues. Of its Total Revenue Before Transfer from Fiscal Stabilization Fund budgeted for the fiscal year ending March 31, 2006 of $8,176.6 million, the Province expects to derive $5,123.4 million or about 65.8% from provincial sources. In the fiscal year ending March 31, 2005, Total Revenue Before Transfer from Fiscal Stabilization Fund was $8,139.6 million, of which $5,257.5 million was derived from provincial sources.
      Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.
      The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2006 is budgeted at $1,876.9 million, up from $1,787.3 million received in the previous fiscal year.
      The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 5% with a planned reduction to 4.5% on January  1, 2006 and to 4.0% on January 1, 2007. The rate for large businesses was reduced from 15.5% of taxable income to 15.0% on January 1, 2005, with a further reduction to 14.5% on July 1, 2006 and 14.0% on July 1, 2007. Corporation income tax revenue for the fiscal year ending March 31, 2006 is budgeted at $365.6 million, compared to $374.2 million received in the previous fiscal year.
      The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, children’s clothing under $150, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2006 is budgeted at $1,180.8 million, up from $1,130.2 million received in the previous fiscal year.
      The Province levies a tax of 11.5¢ per litre on gasoline, and 10.9¢ per litre on motive fuels. For the fiscal year ending March 31, 2006, the revenues from gasoline and motive fuel taxes are budgeted at $233.5 million, down from $234.9 million received in the previous fiscal year. There is also a tobacco tax of 17.5¢ per cigarette and 16.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2006 is budgeted at $203.7 million, up from $203.5 million received in the previous fiscal year.

      A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1 million are exempt and those with payrolls between $1 million and $2 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2006, the levy is budgeted to yield $294.3 million, up from $287.0 million received in the previous fiscal year.
      Federal Government Transfers. Transfer payments from the Federal Government are budgeted to provide $2,796.3 million, or approximately 34.2% of the Province’s Total Revenue before Transfer from Fiscal Stabilization Fund budgeted in the fiscal year ending March 31, 2006. This compares to $2,919.1 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $2,647.5 million, or approximately 32.4% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers. Unconditional transfers in the fiscal year ending March 31, 2005 were $2,691.8 million.
      The largest and most important of these Federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted unconditional revenue of $1,601.0 million from Federal equalization payments in the fiscal year ending March 31, 2006, down from $1,699.5 million received in the previous fiscal year.
      During the First Ministers’ Meeting of September 13-15, 2004, the Federal Government announced changes to the Equalization Program. These changes included establishing the total entitlement to the Equalization receiving provinces at $10.9 billion for the 2005/06 entitlement year, and increasing the entitlement by 3.5% per annum in each subsequent entitlement year. The Federal Government has also convened a panel of experts to provide advice on the future allocation of equalization payments among the provinces. The panel is scheduled to report to the Federal Government before the end of 2005. The Federal Government has indicated that a new approach to the allocation of Equalization among the provinces will be implemented in the 2006/07 entitlement year.
      The CHT and CST Arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance is not determined in relation to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $1,046.5 million for Manitoba for the fiscal year ending March 31, 2006 compared to $992.3 million received in the previous fiscal year. In addition $26.4 million for other health funds will be received in fiscal year 2005/06.
      On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. Under this agreement the Federal Government committed increased funding to Provincial and Territorial governments of $2.1 billion in the fiscal year ending March 31, 2005, $3.1 billion in the fiscal year ending March 31, 2006 and $3.4 billion in the fiscal year ending March 31, 2007. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2004, was approximately 3.7%.
      The new agreement also provides an escalator clause for the CHT. The new national CHT payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, will be escalated by 6.0% per annum beginning in the fiscal year ending March 31, 2007.
      As part of this agreement, Provincial and Territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy.
      In the fiscal year ending March 31, 2005, the Province received a non-recurring payment of $131 million from the Federal Government in respect of healthcare waiting time reduction measures to be implemented in 2005/06 and subsequent fiscal years.
      The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.
      In January 2002, the Federal Government discovered a long-standing error with respect to personal income tax remittances to provinces for taxes collected by the Federal Government on behalf of the provinces. Several provinces, including Manitoba, received overpayments. Transfer payments of most provinces were also impacted by this error. The Federal Government has recovered from Manitoba a total of $168 million related to the 2000 tax year remittances and has recovered a further $61 million for the 2001 tax year. In September 2002, the Federal Government announced a settlement with the provinces affected by this error and an amendment to equalization regulations which resulted in Manitoba receiving an additional $138 million for 2001/02. In accordance with the settlement, Manitoba will reimburse the Federal Government $91 million, to be paid in ten equal annual installments beginning in 2004/05. Also, as part of the settlement, Manitoba received a $140 million transitional payment in 2002/03. This payment offset a similar amount which had been budgeted as equalization revenue in the Budget Estimate 2003 and which was not received.
Operating Fund Expenses
      Health and Community Services. For the fiscal year ending March 31, 2006, expenditure on Health and Community Services is budgeted at $4,384.7 million, an increase of 4.7% over the prior year. This is the largest single expense category and represents 53.6% of the Province’s total budgeted expenses and transfer to Debt Retirement Fund. Health and Community Services includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions. The Province has budgeted the gross cost of services under the Plan at $3,389.8 million for the fiscal year ending March 31, 2006, an increase of 4.7% over the prior year’s budget.
      Also included in this category is $969.3 million budgeted for the Province’s social security program which provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services.
      Education. Education expenditure for the fiscal year ending March 31, 2006 is budgeted at $1,560.6 million, an increase of 4.6% over the prior year, and represents 19.1% of Manitoba’s total budgeted expenses and transfer to Debt Retirement Fund. The major portion of this expense, amounting to $958.1 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.
      This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $556.4 million for the fiscal year ending March 31, 2006.
      Economic and Resource Development. Expenditure on economic and resource development is budgeted at $837.5 million for the fiscal year ending March 31, 2006, an increase of 10.1% from the prior year mainly due to increases in Agriculture & Food expenditures caused by cool and wet weather conditions affecting crop yields. This represents 10.2% of Manitoba’s total budgeted expenses and transfer to the Debt Retirement Fund. The largest item in this category is Transportation and Government Services, amounting to $388.9 million.
      Consumer Services, Public Protection and Other Government Services. Expenditure for Consumer Services, Public Protection and Other Government Services is budgeted at $618.7 million, an increase of 5.1% over the prior year increase.
      Other. The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $235.5 million for the fiscal year ending March 31, 2006.
      Expenditure for Provincial assistance to local governments is budgeted at $222.1 million for the fiscal year ending March 31, 2006 and includes $100.6 million for grants to the City of Winnipeg and $15.1 million for grants in lieu of taxes to municipalities.
      The net cost of servicing total direct public debt after deducting recoveries from Crown Organizations, investment earnings and interest on department’s capital asset is budgeted at $268.9 million, an increase of 11.8% over the prior year primarily due to higher interest rates. For the fiscal year ending March 31, 2006, the gross interest expense for the Province’s direct funded debt is estimated to be $1,217.4 million, which is reduced by $209.6 million of interest income, $654.9 million of debt on which interest is recovered from Crown Organizations and other government entities and $83.8 million in interest recovery on department’s capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES
      The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as The Manitoba Hydro-Electric Board are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Credit Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ending 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.
      A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2005, was $340.1 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $7,743.9 million at such date.
      The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2001 through 2005 and the allowance for losses on realization of assets as at March 31, 2005:
LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,

						2005
						Valuation
	2001	2002	2003	2004	2005	Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$7,017,104	$7,221,434	$6,374,894	$6,492,818	$6,547,535	$—
The Manitoba Housing and Renewal Corporation (3)	355,007	351,968	345,052	336,739	328,654	245,528
The Manitoba Agricultural Credit Corporation	314,545	326,423	311,627	373,388	364,477	41,595
The Manitoba Lotteries Corporation	170,000	170,000	173,700	173,076	246,094	—
Manitoba Development Corporation	88,168	104,378	107,184	122,407	118,788	47,891
Other	84,809	90,022	77,666	64,487	138,434	5,055

Total	$8,029,633	$8,264,225	$7,390,123	$7,562,915	$7,743,983	$340,069

     (1) Crown Organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $176.3 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $13.1 million held by various First Nation Bands and $3.0 million of assumed mortgages on existing property.
     (2) Provincial advances have been adjusted by the foreign currency fluctuation on the Direct Debt of the Province for which Manitoba Hydro is responsible.
     (3) It is the policy of the Government to create or change valuation allowances to reflect the estimated realizable value of loans made to crown agencies, boards and commissions. This assessment is based on a review of the organization’s most recent financial statements and any accumulated deficit adjusted by prospective recoveries from future operations. Because it was determined that Manitoba Housing and Renewal Corporation (MHRC), in prior years, had not been amortizing their tangible capital assets in accordance with Canadian GAAP, MHRC’s accumulated deficit, for the year ended March 31, 2003, was understated and had to be increased to reflect additional accumulated amortization. As a result, there was an increase made to the MHRC valuation allowance of $229 million, an increase in accumulated deficit of $230 million and a decrease in expense of $1 million.
     The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.
      The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.
      At March 31, 2005, the Corporation had total assets of $368.4 million represented by $78.4 million of projects completed or under construction, owned land held for development and/or sale having a book value of $14.5 million, loans and mortgages receivable of $160.8 million and other assets of $114.7 million.
      The Manitoba Agricultural Credit Corporation provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by the Corporation and through guarantees of loans by chartered banks.
      At March 31, 2005, the Corporation had total assets of $344.4 million, of which $255.4 million represented receivables secured by first mortgages on farmland and buildings. For the fiscal year ended March 31, 2005, the Corporation’s operating deficit was $2.3 million, after a Provincial operating grant of $6.4 million. As at March 31, 2005, the accumulated deficit of the Corporation was $38.9 million, primarily representing an allowance for doubtful accounts which the Province will fund as accounts are written off.

PUBLIC DEBT
Debt Record
      The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.
Direct Funded Debt of the Province
      The Province borrows to fund its net cash requirement. The following table summarizes the direct funded debt of the Province by currency as at March 31 for the years 2001 through 2005.
DIRECT FUNDED DEBT OF THE PROVINCE (1)

	As at March 31,

	2001	2002	2003	2004	2005 (2)

	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (3)	$11,548,212	$11,807,490	$11,812,749	$13,120,739	$14,162,084
Issues hedged to Canadian Dollars	2,624,374	3,221,628	3,348,799	3,210,936	2,946,914
U.S. Dollars	4,765,523	3,734,567	3,305,925	2,227,850	2,056,320
Issues hedged to U.S. Dollars	1,015,640	1,555,051	939,179	957,913	884,160

Total Direct Funded Debt	19,953,749	20,318,736	19,406,652	19,517,438	20,049,478
Less: Sinking Funds	6,188,797	6,485,514	5,805,288	4,730,421	4,553,259

Net Direct Funded Debt	$13,764,952	$13,833,222	$13,601,364	$14,787,017	$15,496,219

Raised for the purpose of:
General Government Programs (4)	$6,788,756	$6,643,283	$6,641,425	$6,859,058	$6,952,033
The Manitoba Hydro-Electric Board	5,670,440	5,701,237	5,398,925	5,764,322	5,968,455
Other Self-Sustaining Debt	1,305,756	1,488,702	1,561,014	1,685,995	2,079,217
Loans Payable to Government Business Enterprises and Other (5)	—	—	—	477,642	496,514

Net Direct Funded Debt	$13,764,952	$13,833,222	$13,601,364	$14,787,017	$15,496,219

     (1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar debt has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
     (2) For additional information as to the direct funded debt of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2005, the Province issued funded debt of $1,633 million in Canadian dollars, which was issued to finance maturing issues and for self-sustaining programs including Manitoba Hydro.
     (3) Direct funded debt payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2004 and 2005, the amounts of such debentures were $1,002 million and $883 million, respectively.
     (4) Debt for general government programs consists of the total direct funded debt of the Province less debt issued for self-sustaining purposes.

     (5) In Fiscal Year 2004, the Province, in accordance with Canadian GAAP, changed its accounting treatment for certain amounts owed to the Federal Government and for debentures issued by certain school boards and hospitals, the debt service of which is paid with grants from the Government.
     Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable.
     With respect to debentures issued by school boards and hospitals, previously the Province recognized expense over the life of the debentures as grants for debt service were made. Now the obligation to fund debt service is expensed in full at the time the debenture is issued. The debentures are held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI) (a crown corporation). Debentures held by MPI are recorded as “Loans Payable to Government Business Enterprises”.
     The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.
     The Province has not restated the financial statements of previous years. The effect of this change for prior years was reflected in the accumulated deficit and in the increase in loans payable recorded by the Province.

Guaranteed Debt of the Province
      The following table summarizes the guaranteed debt of the Province by currency and purpose of issue as at March 31 for the years 2001 through 2005.
GUARANTEED DEBT OF THE PROVINCE (1)

	As at March 31,

	2001	2002	2003	2004	2005

	(In thousands of dollars)
Guaranteed Debt Payable in:
Canadian Dollars	$416,102	$595,190	$979,202	$910,083	$660,075
U.S. Dollars	—	—	—	12,450	0

Total Guaranteed Debt	416,102	595,190	979,202	922,533	660,075
Less: Sinking Funds	25,084	25,447	26,292	30,217	7,890

Net Guaranteed Debt (2)	$391,018	$569,743	$952,910	$892,316	$652,185

Issued by:
The Manitoba Hydro-Electric Board	$382,086	$562,014	$944,831	$884,281	$646,560
Other	8,932	7,729	8,079	8,035	5,625

Net Guaranteed Debt (2)	$391,018	$569,743	$952,910	$892,316	$652,185

     (1) Debentures payable in U.S. dollars are stated at the Canadian dollar equivalent using the exchange rate in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates.
     (2) The table does not include contingent obligations in the amount of $23.4 million as at March 31, 2005, comprised of $0.5 million of mortgages, and $22.9 million of bank lines of credit.
     For additional information as to guaranteed debt, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule
      The following table sets forth the maturity schedule by currency of the direct funded and guaranteed debt of the Province as at March 31, 2005:
MATURITY SCHEDULE
DIRECT AND GUARANTEED DEBT (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities

	(In millions of dollars)
Short-Term Debt	$384	$0	$384	$0	$384
2006	1,705	244	1,949	243	1,706
2007	1,413	605	2,018	301	1,717
2008	1,893	0	1,893	175	1,718
2009	1,998	298	2,296	593	1,703
2010	978	480	1,458	774	684

	8,371	1,627	9,998	2,086	7,912
2011-2015	3,023	466	3,489	778	2,711
2016-2025	3,160	847	4,007	1,513	2,494
2026-2044	2,488	0	2,488	141	2,347
2006-2019 Government Business Enterprises	361	0	361	0	361
2006-2025 Health Care Facilities	239	0	239	43	196
2006-2016 Government of Canada	127	0	127	0	127

	$17,769	$2,940	$20,709	$4,561	$16,148

     (1) The table does not include contingent obligations in the amount of $23.4 million as at March 31, 2005, comprised of $0.5 million of mortgages, and $22.9 million of bank lines of credit.
     (2) Debt payable in Canadian dollars and U.S. dollars includes debt swapped from other currencies.
     (3) Debt payable in U.S. dollars (U.S.$2.43 billion) is stated at the Canadian dollar equivalent at March 31, 2005.
Sinking Funds
      The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of debt. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2005, was $254.2 million including the transfer of all amounts out of the Debt Retirement Fund as required every five years. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by Canadian provinces.
      Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the debt of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.
Unfunded Debt
      The unfunded debt of the Province as at March 31, 2005 amounted to $1,352 million, including $378 million of accounts payable, $225 million of accrued interest and $749 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,213 million, represented by $396 million of March 2005 tax revenue receivables, $147 million of other receivables, $30 million of interest receivable and $132 million of accounts receivable from the Federal and other governments and $602 million in cash and equivalents, less a valuation allowance of $94 million.
Consolidated Funded Debt of the Manitoba Public Sector
      The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded debt of the Manitoba public sector at March 31 for each of the years 2001 through 2005.
CONSOLIDATED FUNDED DEBT OF THE MANITOBA PUBLIC SECTOR

	As at March 31,

	2001	2002	2003	2004	2005

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$9,955	$10,147	$10,373	$10,055	$10,181
Less Sinking Funds	(3,158)	(3,496)	(3,723)	(3,188)	(3,223)

Net General Government Programs	6,797	6,651	6,650	6,867	6,958

The Manitoba Hydro-Electric Board	7,655	7,845	7,382	7,422	7,215
Less Sinking Funds	(1,374)	(1,547)	(1,004)	(761)	(587)

Net Manitoba Hydro-Electric Board	6,281	6,298	6,378	6,661	6,628

Other Crown Organizations, Public Sector
Entities and Loans Payable	5,213	5,062	4,502	4,196	4,293
Less Sinking Funds	(2,142)	(1,976)	(1,578)	(1,179)	(1,016)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,071	3,086	2,924	3,017	3,277

Net Public Sector Debt	$16,149	$16,035	$15,952	$16,545	$16,863

Consisting of:
Direct Debt of the Province (1)	$19,723	$19,920	$18,959	$18,539	$18,695
Guaranteed Debt of the Province (1)	416	595	979	923	660
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,684	2,539	2,319	2,211	2,334

Total Public Sector Debt	22,823	23,054	22,257	21,673	21,689
Less: Accumulated Sinking Funds	(6,674)	(7,019)	(6,305)	(5,128)	(4,826)

Net Public Sector Debt	$16,149	$16,035	$15,952	$16,545	$16,863

     (1) U.S. and other foreign currency debt included in the Direct Debt of the Province and the Guaranteed Debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Debt Information
      The following table sets forth certain information as to the funded debt of the Province as well as debt issued for general government programs (all net of accumulated sinking funds) as at March 31 for the years 2001 through 2005, including per capita data based upon population at July 1 of the preceding calendar year:
PUBLIC SECTOR DEBT INFORMATION

	As at March 31,

	2001	2002	2003	2004	2005

Total Net Consolidated Funded Debt of the Manitoba Public Sector (in millions)	$16,149	$16,035	$15,952	$16,545	$16,863
Per Capita	14,079	13,931	13,799	14,238	14,413
As a Percent of Personal Income	56.9%	54.8%	53.1%	53.8%	52.7%
As a Percent of Gross Domestic Product	47.4	45.6	43.3	43.5	42.0
Total Net Direct Funded Debt of the Province (in millions)	$13,765	$13,833	$13,601	$14,787	$15,496
Per Capita	12,001	12,018	11,766	12,725	13,244
As a Percent of Personal Income	48.5%	47.3%	45.3%	48.1%	48.4%
As a Percent of Gross Domestic Product	40.4	39.4	36.9	38.8	38.6
Net Debt Issued for General Government Programs (in millions)	$6,798	$6,651	$6,650	$6,867	$6,958
Per Capita	5,927	5,778	5,753	5,910	5,947
As a Percent of Personal Income	24.0%	22.7%	22.2%	22.3%	21.7%
As a Percent of Gross Domestic Product	20.0	18.9	18.0	18.0	17.3
Net Cost of Servicing General Government Program Debt as a Percent of Provincial Revenue	6.5%	5.3%	4.1%	3.7%	2.6%
Pension Liability
      The Government is required by legislation to pay 50% of the pension disbursements made to retired Provincial employees (with the exception of the share payable by Government agencies for their employees) and to retired contributors to the Teachers’ Retirement Allowances Fund (TRAF). Such payments are charged to departmental appropriations as incurred. Prior to March 31, 2001, no provision was made to fund current or past service obligations of the Government to the Civil Service Superannuation Fund (CSSF) or to the TRAF. The reserves held in these Funds represent only the employees’ obligation towards the total pension liability, except as described in the following paragraph.
      Certain amendments to the Civil Service Superannuation Act were made in 1992, which required that the CSSF establish and fund a separate account in an amount sufficient to cover the Province’s actuarial costs of the 1992 amendments to the Act. The CSSF account maintained on behalf of the Province at March 31, 2005 was $38 million ($34 million in 2004).
      An actuarial valuation and report of the Government’s liability to the CSSF was completed as at December 31, 2004. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated on an indexed basis at $1,625 million as at March 31, 2005 ($1,545 million in 2004).
      An actuarial report for TRAF was completed as of January 1, 2004 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $2,078 million at March 31, 2005 ($1,971 million in 2004).
      The Pension Plan for Members of the Legislative Assembly (MLAs) provides MLAs elected prior to April 25, 1995 defined pension benefits based on years of service. For those elected after April 25, 1995, the Act provides for defined contribution benefits as well as defined pension benefits for service prior to April 25, 1995. An actuarial valuation was completed as of March

2003 and provides a formula to update the liability on an annual basis. The Government’s liability is calculated to be $33 million at March 31, 2005 ($32 million in 2004).
      An actuarial report was completed for the Judge’s Supplemental Plan as at March 31, 2003 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $23 million at March 31, 2005 ($21 million in 2004).
      The estimated actuarial pension liability for the Government and Crown organizations, including unamortized actuarial gains and losses (which does not include Government Business Enterprises such as Manitoba Hydro), may be summarized as follows:

	As at March 31,

	2004	2005

	(In millions of
	dollars)
Civil Service Superannuation Fund	$1,545	$1,625
Members of Legislative Assembly	32	33
Teachers’ Retirement Allowances Fund	1,971	2,078
Judge’s Supplemental Pension Plan and Other Plans	23	25

Total	$3,571	$3,761

      Currently, the Province allocates a portion of its annual payments to the Debt Retirement Fund to fund its unfunded pension liability and sets aside funding for the pension costs of all new employees. These amounts have been transferred to the Pension Assets Fund which was established to provide for the future retirement of the government’s pension liability. The current balance of the Pension Assets Fund is $382 million ($267 million in 2004).
      Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2005 of approximately $630 million ($573 million in 2004), and has assets of $674 million as at March 31, 2005 ($609 million in 2004). These amounts are not included in the above totals.
THE MANITOBA HYDRO-ELECTRIC BOARD
      The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.
      In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.
      In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba with approximately 256,000 residential, commercial and industrial customers.
      In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. As part of the terms of the purchase, Manitoba Hydro agreed to commence construction of an office complex in downtown Winnipeg within five years of the date of purchase. Construction of the building has begun with an estimated completion date of late 2007 at an estimated cost of $258 million.

      As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.
      Manitoba Hydro currently provides electricity to approximately 506,000 customers and natural gas service to approximately 256,000 customers within the province. In addition, it exports electricity to approximately 40 electric utilities in the U.S., Ontario and Saskatchewan.
      At March 31, 2005, Manitoba Hydro’s total generating capability was 5,480 megawatts. Of this generating capability, hydro-electric stations represented 91.2%, thermal-electric (natural gas and coal) stations 8.6% and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.
      For the fiscal year ended March 31, 2005, 94.8% of the Manitoba integrated system energy supply of 32.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 1.3% and by imports was 3.9%.
Operations
      Net income from consolidated operations for the fiscal year ended March  31, 2005 was $136 million, compared to the net loss of $436 million in the previous fiscal year. The increase was attributable to a rebound in hydraulic generation stemming from a significant improvement in water flows over last year. The prolonged drought conditions in the previous fiscal year resulted in reduced electricity sales to extraprovincial customers and increased fuel and power purchases to support firm supply commitments.
Electricity
      As at March 31, 2005, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 4,999 megawatts, including five stations with a total capability of 3,924 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 471 megawatts and four isolated diesel sites having an installed capacity of 9 megawatts.
      As at March 31, 2005, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,426 circuit kilometers, representing a total investment of $737 million.
      For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Saskatchewan have a total transfer capability of 550,000 kilowatts and interconnections with Ontario have a transfer capability of 300,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and import transfer capability of 1,050,000 kilowatts.
      During the fiscal year ended March 31, 2005, Manitoba Hydro sold a total of 29.3 billion kilowatt-hours of electricity, representing an increase of 23.8% from the fiscal year ended March 31, 2004. Scheduled extraprovincial sales accounted for 9.6 billion kilowatt-hours, or 32.7% of total electricity sales for the fiscal year ended March 31, 2005. Scheduled imports accounted for 1.3 billion kilowatt-hours, a decrease of 81.9% from the fiscal year ended March 31, 2004.
Natural Gas
      Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 256,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,728 kilometers) and distribution (6,910 kilometers) mains to meet the natural gas requirements of its customers.

      For the year ended March 31, 2005, Centra Gas had total gas deliveries of 76.1 billion cubic feet. These gas deliveries were comprised of 24.0 billion cubic feet to residential customers, 32.4 billion cubic feet to commercial and industrial customers and 19.7 billion cubic feet of transportation deliveries.
Rate Matters
      Manitoba Hydro’s rates for electricity sales within the province are set on a cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). In order to address the financial impacts of the drought experienced during the 2003-04 fiscal year, the PUB approved a general rate increase of 5% effective August 1, 2004 and two conditional increases of 2.25% effective April 1, 2005 and October 1, 2005 across all customer classes. Manitoba Hydro withdrew the request for the second 2.25% rate increase scheduled for October 1, 2005 as improved water conditions have significantly improved financial results for the 2005-06 fiscal year. Prior to these rate increases, residential rates had not increased since 1997 and large industrial customer rates had not increased since 1992.
      Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the full impact of primary gas price changes. Centra also makes periodic rate applications for changes in non-commodity costs. In July 2005, the PUB approved general rate increases of 2.0% effective February 1, 2005 and 1.0% effective May 1, 2006 for gas customers.

STATISTICAL INFORMATION
      The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,

	2001		2002		2003		2004		2005

Electricity
Installed Generating Capability Including Winnipeg Hydro (in megawatts)	5,219		5,240		5,475		5,481		5,480
Manitoba Firm Peak Demand (in Megawatts)	3,637		3,760		3,916		3,959		4,146
Manitoba & Winnipeg Hydro System Electric Energy (in millions of kilowatt- hours)
Generated	32,697		32,643		29,178		19,349		31,554
Purchased	333		1,512		3,043		7,053		1,279

	33,030		34,155		32,221		26,402		32,833

Electric Energy Sales (1) (in millions of kilowatt-hours)
Manitoba	16,653		16,916		18,907		19,280		19,735
Extraprovincial	12,065		12,091		9,459		4,395		9,569

Total Electric Energy Sales	28,718		29,007		28,366		23,675		29,304

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$781,064		$786,036		$875,841		$918,231		$938,756
Extraprovincial	479,673		587,893		463,428		350,994		553,727

Total Revenue from Sale of Power	$1,260,737		$1,373,929		$1,339,269		$1,269,225		$1,492,483

Number of Customers (at end of period)	403,040		405,535		497,725		501,650		505,666
Average Revenue per kilowatt-hour
Manitoba	4.69	¢	4.65	¢	4.63	¢	4.76	¢	4.76	¢
Extraprovincial	3.98		4.86		4.90		5.03		5.79
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	2.13	¢	2.46	¢	2.95	¢	4.79	¢	3.04	¢
Natural Gas Gas Deliveries (in billions of cubic feet)
Residential	24.7		22.8		25.2		23.0		24.0
Commercial/ Industrial	34.4		31.7		34.6		31.5		32.4
Transportation	17.6		17.7		22.6		20.4		19.7

Total Gas Deliveries	76.7		72.2		82.4		74.9		76.1

Number of Customers (at end of period)	248,074		249,351		251,273		253,631		255,925
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$239,969		$224,704		$247,413		$234,781		$244,178
Commercial/ Industrial	258,672		248,045		260,832		251,994		257,995
Transportation	1,836		4,127		4,016		4,354		4,440
Other	2,803		2,471		2,587		2,517		2,228

Total Revenue from the Sale of Natural Gas	$503,280		$479,347		$514,848		$493,646		$508,841

     (1) Manitoba energy sales are based on the net energy transfer to Winnipeg Hydro to the September 3, 2002 acquisition date and exclude internal energy use. Extraprovincial energy sales and power purchased are based on scheduled energy deliveries and exclude energy supplied out of province for delivery out of province.

     For information with respect to the operating financial results, balance sheet and statement of changes in financial position of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI and VII.”
Construction Program
      The following table summarizes Manitoba Hydro’s capital expenditure for improvements and expansion of its facilities during the four-year period ended March 31, 2005, and the estimated capital expenditure to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2010.
CAPITAL EXPENDITURE

	Year Ending March 31,

					Estimated

	2002	2003	2004	2005	2006	2007	2008-2010

	(In thousands of dollars)
Electricity
Generating Plant	$153,070	$153,982	$110,644	$136,555	$218,131	$279,755	$1,103,544
Major Transmission & Stations	95,169	116,447	128,500	142,395	100,007	81,312	272,392
Distribution & Other	171,743	192,366	213,523	185,398	220,151	283,490	720,876
Natural Gas
Distribution & Other	18,740	21,658	31,572	22,695	25,410	32,056	131,460

	$438,722	$484,453	$484,239	$487,043	$563,699	$676,613	$2,228,272

      Capital expenditures, excluding new generation and transmission expenditures, are estimated to total $2,220 million for the five-year period ending March 31, 2010. Manitoba Hydro expects internally generated funds to be $2,049 million or approximately 99% of these capital expenditures during this period. These amounts do not include any of the possible new hydraulic projects discussed below.
      Manitoba Hydro has signed an agreement to purchase 99 megawatts of wind energy from AirSource Power. The project will include the installation of 63 wind turbines. The Corporation intends to issue requests for proposals for another 150MW in wind generation by 2009 and continues to work with the Province to examine the feasibility of adding further wind power to the grid in future years.
      Manitoba Hydro has five generating stations with a total installed generating capability of 3,924 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,500 megawatts.
      Based on Manitoba electricity needs, and after including the resources provided by wind, conservation initiatives, and upgrading of existing facilities, it is projected that no new major hydraulic generation will be required to serve the Manitoba domestic market and committed export requirements until at least 2024. However, Manitoba Hydro is actively exploring the feasibility of building one or more new hydro-electric generating stations prior to 2024 in order to take advantage of export market opportunities. Agreements in principle that involve partnership arrangements and equity participation have been reached with First Nations in the vicinity of these projects. Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) expect to conclude negotiations in 2005 on an agreement to develop the Wuskwatim Generating Station. Through this agreement, NCN will acquire up to a 33% partnership interest in the station. NCN is proceeding with their community consultations in Nelson House leading up to a ratification vote anticipated in December 2005. Provided that necessary licenses and government approvals are received, construction is anticipated to commence shortly after a favourable outcome on the NCN ratification and signing of the Project Development Agreement for a 2011/12 in-service date.

      Manitoba and Ontario continue discussions involving a major new interconnection between the two provinces. If an agreement can be reached it would also include a long-term power sale from Manitoba to Ontario which would require the development of the 1,250 megawatt Conawapa hydraulic generating station in northern Manitoba, and possibly additional hydraulic stations. Discussions also include the possibility of upgrading the existing interconnection between the provinces to deliver power from Manitoba to northwestern Ontario. This delivery over the existing and upgraded transmission lines would occur prior to the in-service date of a major new interconnection.
      As a result of Manitoba Hydro’s generation and transmission activities in the past, a number of communities have experienced adverse impacts. To provide fair compensation to these communities, Manitoba Hydro has been engaged in discussions to reach settlement agreements. As of March 31, 2005, Manitoba Hydro has committed $571 million for remedial works, compensation and/or mitigation initiatives, negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/ mitigation agreements with numerous communities outside the NFA. Manitoba Hydro and the Province continue to work with Cross Lake First Nation to develop and implement an action plan for fulfillment of obligations under the NFA. In addition, discussions are ongoing to reach concluding arrangements with the remaining communities not covered by the NFA.
      In late 2004 and early 2005, the Fox Lake Cree Nation and War Lake First Nation ratified settlement agreements with Manitoba Hydro and the Province that address adverse effects of past hydroelectric development in the lower Nelson River area. Manitoba Hydro’s financial commitment for the settlement agreements is $16.4 million over 15 years.

MANITOBA INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS
EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability

		(in Megawatts)
Jenpeg	Nelson	131
Kelsey	Nelson	223
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	133
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	78
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		4,999
Brandon & Selkirk Thermal		471

Total Integrated System Capability		5,470

POTENTIAL HYDRAULIC SITES (1)

Conawapa	Nelson	1,250
Gillam Island	Nelson	820
Gull/Keeyask	Nelson	620
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,910

Total		9,380

     (1) Net capacity addition to the integrated system.
Export Power Sales
      Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015.
      Manitoba Hydro has signed 150 megawatt Seasonal Diversity Exchange Agreements with United Power Association and with NSP, which will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.
      Other long-term export power sales include:

•	50 megawatt sale to Otter Tail Power 2000-2010

•	Sale to Minnesota Municipal Power Agency 2000-2012:

•	60 megawatts from 2000-2009

•	30 megawatts from 2010-2012

•	100 megawatt sale to Wisconsin Public Service 2002-2007

•	50 megawatt sale to Great River Energy 2002-2007

•	50 megawatt sale to Minnesota Power 2005-2009
      Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and marketers in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of and exposures to export sales customers in order to minimize credit risk.
      In September 2001, Manitoba Hydro announced it had reached a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The Midwest ISO began full operations in February 2002. The relationship with the Midwest ISO provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and, with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 122,000 megawatts of generation capacity over 111,000 miles of high voltage transmission lines in all or parts of 15 states and parts of Canada. Effective April 1, 2005, the Midwest ISO began operation of a new centrally operated electricity market referred to as MISO Day II. This new market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The new market offers a broader range of electricity products, thereby providing more sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE
      Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed debt of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2000 through 2004.

	Average Noon Spot Rates

Foreign Currency	2000	2001	2002	2003	2004

	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.4852	$1.5484	$1.5704	$1.4015	$1.3015

     (1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2000	2001	2002	2003	2004

High	$1.5632	$1.6050	$1.6132	$1.5747	$1.3968
Low	1.4378	1.4901	1.5110	1.2924	1.1774

Source: Bank of Canada.
     At March 31, 2005, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.2096.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS  —
SUMMARY STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2005
(with comparative figures for 2004)

	2004	2005

	(millions)
FINANCIAL ASSETS
Cash and cash equivalents	$706	$1,107
Temporary investments	207	277
Amounts receivable	765	896
Inventories	38	36
Portfolio investments	369	527
Loans and advances	642	626
Equity in Government Business Enterprises	949	1,235
Other long-term investments	7	4

TOTAL ASSETS	3,683	4,708

LIABILITIES
Borrowings	18,206	18,388
Less: Sinking funds	(3,070)	(2,729)
Less: Debt incurred for and repayable by The Manitoba Hydro-Electric Board and Manitoba Lotteries Corporation	(5,937)	(6,215)

	9,199	9,444
Less: Unamortized foreign currency fluctuation	(89)	(84)

Net borrowings	9,110	9,360
Accounts payable, accrued charges, provisions and deferrals	2,020	2,142
Pension liability	3,571	3,761

TOTAL LIABILITIES	14,701	15,263

NET DEBT	$(11,018)	$(10,555)

NON-FINANCIAL ASSETS
Tangible capital assets	$3,684	$3,848

ACCUMULATED DEFICIT (1)	$(7,334)	$(6,707)

     (1) Material adjustments may result from changes in accounting policy or from the correction of an error which are attributable to and identifiable with prior periods. In accordance with Canadian GAAP changes in accounting policies and correction of errors have resulted in changes in the comparative figures of the financial statements and the opening balance of the accumulated deficit. In the March 31, 2005 fiscal year, restatements to the March 31, 2004 accumulated deficit and loss for the year were made to apply changes in accounting policies and due to correction of errors.
     A. Adjustments were made to the opening accumulated deficit for the March 31, 2004 fiscal year to recognize the impact of changing accounting policies. These adjustments were made to recognize infrastructure tangible capital assets, such as provincial highways, bridges and land acquired for public use ($1,171 million decrease); to recognize the liability associated with the Province of Manitoba Long Term Disability Income Plan in accordance with changes to public sector accounting standards for post employment benefits ($26 million increase); and to fully consolidate the non-devolved health care facilities on a basis consistent with other Government reporting entities ($260 million decrease).
     Adjustments were made to the opening accumulated deficit for the March 31, 2004 fiscal year to apply changes due to correction of errors. These adjustments were made: to recognize the liability associated with long term workers compensation claims ($6 million increase); to recognize the Crop Reinsurance Fund of Manitoba ($22 million decrease); and to recognize accrued interest payable on school and hospital debentures ($18 million increase).
     The net effect of these adjustments is a $1,403 million decrease to March 31, 2004 opening accumulated deficit.

     B. In the March 31, 2005 fiscal year further adjustments were made to the March 31, 2004 accumulated deficit. These adjustments were made: to recognize infrastructure tangible capital assets ($15 million decrease); to recognize the liability associated with the Province of Manitoba Long Term Disability Income Plan ($1 million increase); to recognize the consolidation of the non-devolved health care facilities ($2 million decrease); to recognize the liability associated with long term workers compensation claims ($1 million increase); and to recognize a loan provision for a loan loss related to advances to Manitoba Agriculture Credit Corporation ($10 million decrease). The net effect of these changes is a $25 million decrease to the March 31, 2004 summary net loss.
     C. In the March 31, 2005 fiscal year the Workers Compensation Board elected to change its accounting policies on the recognition of gains and losses in accordance with changes to accounting standards on their recognition of these gains and losses. As a result of this change the accumulated deficit for March 31, 2005 decreased by $28 million.

I. SUMMARY FINANCIAL STATEMENTS —
SUMMARY STATEMENT OF REVENUE AND EXPENSE
FOR THE YEAR ENDED MARCH 31, 2005
(with comparative figures for 2004)

	2004	2005

	(In millions
	of dollars)
REVENUE
Manitoba Collections:
Retail sales tax	1,064	1,125
Fuel taxes	233	235
Levy for health and education	268	287
Mining tax	22	0
Other taxes	480	572
Fees and other revenue	1,710	1,793
Income taxes:
Corporation income tax	289	374
Individual income tax	1,720	1,787
Federal transfers:
Equalization	1,414	1,699
Canada Health and Social Transfer	917	1,006
Medical Equipment Fund	21	30
Health Reform Fund	37	55
Primary Care Transition Fund	7	9
Shared cost and other	320	352

TOTAL REVENUE	8,375	9,324

EXPENSES
Health	3,408	3,559
Education	2,168	2,254
Family Services and Housing	961	1,020
Community, Economic and Resource Development	979	1,087
Justice and Other Government	755	754
Debt Servicing	799	767

TOTAL EXPENSES	9,070	9,441

Net (loss) before net income (loss) from government business enterprises	(568)	(117)
Net income (loss) from government business enterprises	(11)	716

SUMMARY NET INCOME (LOSS)	(579)	599

I. SUMMARY FINANCIAL STATEMENTS
SUMMARY STATEMENT OF CASH FLOW
AS AT MARCH 31, 2005
(with comparative figures for 2004)

	2004	2005

	($ millions)
Cash and cash equivalents provided by (used in)
Operating activities:
Summary net loss for the year	(579)	599
Changes in non-cash items:
Temporary investments	21	(70)
Amounts receivable	(12)	(127)
Valuation allowance	19	4
Inventories	(1)	2
Portfolio investments	(133)	(158)
Accounts payable, accrued charges, provisions and Deferrals	5	122
Pension liability	141	190
Amortization of foreign currency fluctuation	3	6
Amortization of debt discount	8	8
Amortization of investment discounts and premiums	(2)	(1)
Workers Compensation Board Investment premiums	—	28
Disposal of tangible capital assets	4	4
Amortization of tangible capital assets	246	250

	(280)	857
Changes in equity in Government Business Enterprises	420	(286)

	140	571

Tangible capital assets
Acquisition of tangible capital assets	(431)	(418)

Investing activities:
Made	(1,163)	(584)
Realized	542	140

	(621)	(444)

Financing activities:
Debt issued	2,967	2,675
Debt redeemed	(2,776)	(2,180)
Changes in sinking funds	637	197

	828	692

Increase (decrease in cash and cash equivalents	(84)	401
Cash and cash equivalents, beginning of year	790	706

Cash and cash equivalents, end of year	706	1,107

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)
SUMMARY OF OPERATING RESULTS AND FINANCIAL POSITION
FOR THE YEAR ENDED MARCH 31, 2005 *
(with comparative figures for 2004)

				Resource	Total	Total
	Utilities	Insurance	Finance	Development	2004	2005

	(In millions of dollars)
Results of Operations
Revenues:
From operations	2,017	1,106	1,131	—	3,830	4,254

Expenses:
From operations	1,379	981	662	2	3,344	3,024

Debt servicing	502	—	12	—	497	514

Total Expenses	1,881	981	674	2	3,841	3,538

Net Income	136	125	457	(2)	(11)	716
Transfers to the government	—	—	(458)	—	(409)	(458)

Net increase (decrease) in equity in Government Business Enterprises	136	125	(1)	(2)	(420)	258

Net increase (decrease) in equity in Government Business Enterprises resulting from:
Increase (decrease) in equity in Government Business Enterprises					(420)	258

Net increase (decrease) in equity in Government Business Enterprises					(420)	258

*	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1)	Government Business Enterprises consist of the following as at March 31, 2005:
Utilities:
         Manitoba Hydro-Electric Board
Insurance:
         Manitoba Public Insurance Corporation
         Workers Compensation Board
Finance:
         Manitoba Liquor Control Commission
         Manitoba Lotteries Corporation
         Manitoba Product Stewardship Corporation
Resource Development:
         Leaf Rapids Town Properties Ltd.
         Manitoba Hazardous Waste Management Corporation

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE
AS AT MARCH 31, 2005

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Debenture Loans
(A) Payable in Canadian Dollars:
EN	22-Jun-05	2000	6.25	550,000	(1)
DX	5-Jun-06	1996	7.75	250,000	(1)
EI	3-Mar-06	1999	5.25	150,000	(1)
EQ	7-Jun-06	2002	5.25	100,000	(1)
EJ	1-Dec-06	1999	5.10	250,000	(1)
EC	16-May-07	1997	6.625	300,000	(1)
EB	21-May-07	1997	7.00	125,000	(1)
ES	29-Jun-07	2002	4.25	150,000	(1)
ES-1	29-Jun-07	2003	4.25	150,000	(1)
ED	2-Jun-08	1997	5.75	300,000	(1)
ED-2	2-Jun-08	1997	5.75	284,060	(1)
ED-3	2-Jun-08	1998	5.75	92,686	(1)
EX	1-Dec-08	2003	4.45	250,000	(1)
EG	2-Mar-09	1998	5.25	350,000	(1)
EG-2	2-Mar-09	1999	5.25	150,000	(1)
EG-3	2-Mar-09	2004	5.25	50,000	(1)
EL	1-Sep-09	1999	6.25	250,000	(1)
EO	25-Jan-11	2001	5.85	325,000	(1)
EO-1	25-Jan-11	2001	5.85	250,000	(1)
CM	15-May-11	1991	10.00	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.25	250,000	(1)
EW	17-Apr-13	2003	5.50	125,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)
EZ	3-Dec-13	2003	5.05	250,000	(1)
EZ-2	3-Dec-13	2004	5.05	250,000	(1)
FC	3-Dec-14	2004	4.80	250,000	(1)
FC-2	3-Dec-14	2004	4.80	150,000	(1)
EY	3-Dec-15	2003	5.20	200,000	(1)
EY-2	3-Dec-15	2003	5.20	50,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)
CL	5-Mar-31	1991	10.50	599,945	(1)
FA	5-Mar-37	2004	5.70	200,000	(1)

Total Debenture Loans				7,701,518

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Medium-Term Notes
C042-MTN	15-Apr-05	2002	Floating	75,000	(1)
C054-MTN	5-Dec-05	2002	Floating	15,000	(1)
C059-MTN	19-Dec-05	2003	Floating	50,000	(1)
C041-MTN	7-Feb-06	2002	Floating	85,000	(1)
C069-MTN	5-Jan-07	2004	Floating	50,000	(1)
C025-MTN	12-Mar-07	1999	Floating	20,000	(1)
C008-MTN	24-Apr-07	1997	Floating	9,000	(1)
C064-MTN	3-May-07	2004	Floating	50,000	(1)
C048-MTN	17-May-07	2002	Floating	100,000	(1)
C066-MTN	15-Jun-07	2004	Floating	100,000	(1)
C047-MTN	8-Aug-07	2002	Equity	10,000	(1)
L005-MTN	17-Jan-08	2002	Floating Step	30,000	(1)
C050-MTN	15-Oct-08	2002	Step	10,000	(1)
C050-1 MTN	15-Oct-08	2002	Step	6,667	(1)
C057-MTN	20-Oct-08	2003	Floating Step	100,000	(5)
C061-MTN	23-Mar-09	2004	Floating	100,000	(5)
C065-MTN	10-May-09	2004	3.325	77,117	(5)
L008-MTN	10-May-09	2004	3.325	77,117	(5)
C075-MTN	26-Oct-09	2004	Floating Step	25,000	(6)
C060-MTN	22-Dec-09	2003	Step	25,000	(5)
C062-MTN	30-Apr-10	2004	Step	13,000	(5)
C022-MTN	15-Jul-10	1998	5.50	40,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C072-MTN	30-Jul-11	2004	Step	10,000	(5)
C067-MTN	2-Jul-14	2004	Step	10,000	(4)
C070-MTN	15-Jul-14	2004	Step	15,000	(5)
C078-MTN	15-Mar-15	2005	Step	15,000	(5)
C073-MTN	26-Jan-17	2004	5.57	25,000	(5)
L009-MTN	28-Feb-17	2005	Step	35,000	(5)
C011-MTN	22-Sep-17	1997	6.50	100,000	(1)
C011-2 MTN	22-Sep-17	1997	6.50	55,454	(1)
C011-3 MTN	22-Sep-17	1997	6.50	125,000	(1)
C012-MTN	22-Sep-17	1997	6.50	50,000	(1)
C012-1 MTN	22-Sep-17	1997	6.50	50,000	(1)
L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
C023-1 MTN	15-Nov-18	1998	5.50	75,000	(1)
C023-2 MTN	15-Nov-18	1998	5.50	25,000	(1)
C023-3 MTN	15-Nov-18	2003	5.50	75,000	(1)
C023-4 MTN	15-Nov-18	2004	5.50	75,000	(1)
L003 MTN	15-Nov-18	2000	5.50	75,000	(1)
C063 MTN	17-May-19	2004	5.70	20,000	(5)
C077 MTN	11-Feb-20	2005	Step	75,000	(5)
C074 MTN	3-Dec-29	2004	Step	100,000	(6)
C049 MTN	26-Jul-32	2002	4.31	50,000	(1)
C052 MTN	29-Oct-32	2002	5.975	30,000	(1)
C076 MTN	19-Jan-35	2005	Step	75,000	(5)
C031 MTN	5-Mar-40	2000	6.20	176,000	(1)
C031-2 MTN	5-Mar-40	2001	6.20	50,000	(1)
C040-MTN	5-Mar-42	2002	6.00	300,000	(1)
C040-2 MTN	5-Mar-42	2002	6.00	50,000	(1)
C068 MTN	5-Mar-44	2004	5.80	50,000	(1)

				2,887,761

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
H001-MTN	30-Jun-05	2000	Floating	48,000	(1)
H001-2-MTN	30-Jun-05	2003	Floating	35,000	(1)
H017-MTN	31-Dec-05	2003	Floating	75,000	(1)
H010-MTN	30-Nov-06	2001	STEP	40,000	(5)
H008-MTN	25-Jun-07	2001	S&P TSE 60	15,000	(5)
H011-MTN	17-Jan-08	2002	Floating Step	106,000	(1)
H015-MTN	1-Dec-08	2003	Floating	8,000	(1)
H013-MTN	31-Jul-13	2003	STEP	30,000	(5)
H014-MTN	31-Oct-13	2003	STEP	15,000	(5)
H018-MTN	31-Jan-14	2004	STEP	20,000	(5)
H019-MTN	1-Mar-14	2004	STEP	25,000	(5)
H020-MTN	25-May-16	2004	STEP	40,000	(5)
H021-MTN	28-Feb-17	2005	STEP	35,000	(5)
C031-2 HEALTH	5-Mar-40	2001	6.20	50,000	(1)

				542,000

D066-MTN	17-Oct-05	2003	Floating	100,000	(1)
D030-MTN	12-Dec-06	2001	Floating	20,000	(1)
D030-1 MTN	12-Dec-06	2001	Floating	20,000	(1)
D018-MTN	15-Mar-07	1999	Floating	11,000	(1)
D051-MTN	16-Dec-08	2002	Equity	15,000	(5)
D100-MTN	15-Jun-09	2004	STEP	25,000	(5)
D104-MTN	20-Aug-09	2004	STEP	15,000	(5)
D109-MTN	1-Oct-09	2004	STEP	25,000	(5)
D013-MTN	15-Nov-09	1999	4.71	25,000	(4)
D026-MTN	14-Apr-10	2000	Floating	15,000	(5)
D075-MTN	15-Jul-10	2003	STEP	20,000	(5)
D105-MTN	22-Aug-11	2004	STEP	15,000	(5)
D118-MTN	20-Feb-12	2005	STEP	10,000	(5)
D097-MTN	22-May-12	2004	STEP	10,000	(5)
D102-MTN	1-Jul-12	2004	STEP	15,000	(5)
D108-MTN	1-Sep-12	2004	STEP	15,000	(5)
D113-MTN	20-Nov-12	2004	STEP	10,000	(5)
D070-MTN	20-May-13	2003	STEP	15,000	(5)
D082-MTN	1-Oct-13	2003	STEP	20,000	(5)
D085-MTN	1-Oct-13	2003	STEP	20,000	(5)
D077-MTN	15-Dec-13	2003	STEP	20,000	(5)
D086-MTN	15-Dec-13	2003	STEP	15,000	(5)
D095-MTN	15-Apr-14	2004	STEP	25,000	(5)
D098-MTN	1-Jun-14	2004	STEP	30,000	(5)
D101-MTN	15-Jun-14	2004	STEP	20,000	(5)
D091-MTN	22-Aug-14	2004	STEP	35,000	(5)
D106-MTN	15-Sep-14	2004	STEP	25,000	(5)
D107-MTN	15-Sep-14	2004	STEP	15,000	(5)
D094-MTN	1-Oct-14	2004	4.66	13,000	(5)
D088-MTN	15-Jan-15	2004	5.00	25,000	(5)
D115-MTN	15-Jun-15	2005	STEP	25,000	(5)
D119-MTN	20-Feb-15	2005	STEP	15,000	(5)
D121-MTN	15-Mar-15	2005	4.70	25,000	(5)
D076-MTN	22-Aug-15	2003	STEP	30,000	(5)
D083-MTN	1-Oct-15	2003	STEP	25,000	(5)
D090-MTN	22-Feb-16	2004	STEP	10,000	(5)
D089-MTN	15-Mar-16	2004	STEP	40,000	(5)

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
D093-MTN	15-Mar-16	2004	6.50	20,000	(5)
D103-MTN	15-Jul-16	2004	STEP	35,000	(5)
D092-MTN	15-Sep-16	2004	5.15	20,000	(6)
D110-MTN	1-Oct-16	2004	STEP	15,000	(5)
D111-MTN	1-Oct-16	2004	STEP	20,000	(5)
D112-MTN	22-Nov-16	2004	STEP	25,000	(5)
D116-MTN	15-Jan-17	2005	STEP	25,000	(5)
D122-MTN	15-Mar-17	2005	STEP	30,000	(5)
D043-MTN	15-Jun-17	2001	STEP	27,000	(5)
D053-MTN	15-Jan-18	2002	STEP	18,000	(5)
D099-MTN	1-Jun-19	2004	5.95	25,000	(5)
D114-MTN	1-Dec-19	2004	5.45	20,000	(5)
D117-MTN	20-Feb-20	2005	STEP	25,000	(5)
D120-MTN	15-Mar-20	2005	5.20	25,000	(5)
D096-MTN	1-Dec-20	2004	5.43	40,000	(5)
D025-MTN	5-Mar-31	2000	6.30	100,000	(5)
D025-1-MTN	5-Mar-31	2000	6.30	150,000	(5)
D025-2-MTN	5-Mar-31	2000	6.30	60,000	(5)

				1,494,000

Total Medium Term Notes				4,923,761

Canadian Issues Swapped to USD:
CAD $
EN	22-Jun-05	2000	6.25	300,000	(1)(3)
DE	22-Jul-13	1993	8.50	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	196,000	(1)(3)
EZ-2	3-Dec-13	2004	5.05	194,500	(1)(3)

				(990,500)

Foreign Issues Swapped to Canadian Dollars:
DW	14-Jun-06	1996	N/A	65,164
EU	17-Jan-06	2002	N/A	546,650
EP-1	20-Nov-06	2002	N/A	250,000
EV	17-Apr-07	2003	N/A	88,650
ET	10-Jan-08	2003	N/A	209,600
D087	15-Dec-08	2003	N/A	10,400
EM	22-Feb-10	2000	N/A	141,500
AZ	17-Jul-16	1986	N/A	200,630
C036	21-Nov-16	2001	N/A	39,340
C037	1-Nov-16	2001	N/A	13,110
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
EZ-2-FX Hedge	3-Dec-13	2004	N/A	208,320

				2,946,914

Total Canadian				14,581,693

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
(B) Payable in U.S. Dollars:
EU	17-Jan-06	2002	2.75	423,360	(1)
EP	20-Nov-06	2001	4.25	604,800	(1)
EP-1	20-Nov-06	2002	4.25	193,536	(1)
EF	1-Oct-08	1998	5.50	302,400	(1)(2)
EM	22-Feb-10	2000	7.50	604,800	(1)(2)
AZ	17-Jul-16	1986	7.75	180,702	(1)(2)
BM	15-Jan-18	1988	9.125	241,920	(1)(2)
EE	15-Sep-18	1988	9.50	241,920	(1)
BU	1-Dec-18	1988	9.625	362,880	(1)
CB	15-Jan-20	1990	8.80	302,400	(1)
CD	1-Apr-20	1990	9.25	362,880	(1)
CO	15-Sep-21	1991	8.875	362,880	(1)

				4,184,478

Medium-Term Notes (Payable in U.S. Dollars)
D087	15-Dec-08	2003	STEP	9,677	(5)(3)

				9,677

Foreign Issues swapped to Canadian Dollars:
EU	17-Jan-06	2002	2.75	423,360
EP-1	20-Nov-06	2002	4.25	193,536
EF	1-Oct-08	1998	5.50	60,480
EM	22-Feb-10	2000	7.50	241,920
DO87	15-Dec-13	2003	STEP	9,677
AZ	17-Jul-16	1986	7.75	180,702
BM	15-Jan-18	1988	9.125	241,920
BU	1-Dec-18	1988	9.625	120,960
CB	15-Jan-20	1990	8.80	302,400
CD	1-Apr-20	1990	9.25	362,880

				(2,137,835)

Foreign Issues swapped to U.S. Dollars:
EN	22-Jun-05	2000	N/A	244,339
EF	1-Oct-08	1998	N/A	56,239
EM	22-Feb-10	2000	N/A	117,478
CO32	12-Oct-10	2000	N/A	56,791
DE	22-Jul-13	1993	N/A	227,873
EZ	3-Dec-13	2003	N/A	181,440

				884,160

Total U.S.				2,940,480

(C) Payable in Swiss Francs:
ET	10-Jan-08	2003	2.0	212,420	(1)(3)

				212,420

Swapped to U.S. Dollars:
ET	10-Jan-08	2003	2.0	212,420

				(212,420)

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
(D) Payable in Australian Dollars:
EV	17-Apr-07	2003	5.00	97,710 97,710	(1)(2)

Swapped to Canadian Dollars: 17-Apr-07 2003			5.00	97,710
EV				(97,710)

(E) Payable in Japanese Yen: 14-Jun-06 1996			3.45	59,015	(1)(2)
DW	12-Oct-10	2000	1.895	59,015	(1)(3)
C032	21-Nov-16	2001	2.00	35,409	(1)(2)
C036	21-Nov-16	2001	2.03	11,803	(1)(2)
C037				165,242

Japanese Yen Issues swapped to Canadian Dollars: 14-Jun-06 1996			3.45	59,015
DW	21-Nov-16	2001	2.00	35,409
C036	21-Nov-16	2001	2.03	11,803
C037				(106,227)

Japanese Yen Issues swapped to U.S. Dollars: 12-Oct-10 2000			1.895	59,015
C032				(59,015)

Builder Bonds (Payable in Canadian Dollars) 15-Jun-05 2000			Floating	9,976	(6)
BB #6	15-Jun-05	2000	Discount	36,598	(1)
	15-Jun-08	2003	Floating	31,338	(6)
BB #7	15-Jun-06	2003	Fixed	111,303	(1)
	15-Jun-08	2003	Fixed	101,963	(1)
	15-Jun-08	2003	Fixed	30,321	(1)
	15-Jun-09	2004	Floating	11,380	(1)
BB #8	15-Jun-07	2004	Fixed	82,850	(1)
	15-Jun-09	2004	Fixed	96,304	(1)
	15-Jun-09	2004	Fixed	33,023	(1)
				545,056

				18,067,229
Total Bonds and Debentures

III. STATEMENT OF DIRECT FUNDED DEBT OF THE PROVINCE — (continued)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Amount Outstanding	Ref

				($ thousands)
Canada Pension Plan (Payable in Canadian Dollars)
	April 05-May 2019	Various	5.67%-12.57%	882,695	(9)

Government Business Enterprises
	2006-2025	Various	Various	369,240

Health Care Facilities (3rd Party Debt)
	2006-2025	Various	Various	239,421

Government of Canada
	2006-2015	Various	Various	127,273

Immigrant Investor Program (IIP)
	Various	Jan-Jan 2010	3.62%-4.35%	38,619

Treasury Bills Payable in Canadian Dollars:
	Various	2005/2006		325,000	(7)

TOTAL BORROWINGS				20,049,477

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE
AS AT MARCH 31, 2005
(in thousands)

		Year of	Interest
Series	Date of Maturity	Issue	Rate %	Outstanding Amount	Ref.

				(In thousands of dollars)
DEBT OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	86
2	15-Jun-93	1990	Matured	27
3	15-Jun-96	1991	Matured	129
4	15-Jun-97	1992	Matured	456
5	15-Jun-01	1996	Matured	942
6	15-Jun-02	1997	Matured	184
	15-Jun-00	1997	Matured	238
	15-Jun-02	1997	Matured	313
7	15-Jun-06	2001	Floating	5,237
	15-Jun-06	2001	6.00	70,128
Series 8 5 yr floating	15-Jun-07	2002	Floating	15,330
3 yr fixed	15-Jun-05	2002	4.75	102,318
5 yr fixed annual	15-Jun-07	2002	5.50	180,022
5 yr fixed compound	15-Jun-07	2002	5.50	81,180

				456,590

Manitoba Hydro Promissory Notes
CAD	2005/2006		Floating	59,000

City of Winnipeg Hydro Bonds				138,860

Total The Manitoba Hydro-Electric Board				654,450

Grow Bonds				5,625	(8)

Total Securities Guaranteed				660,075

References:

1.	Non-callable/ Redeemable

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendible as per terms.

6.	Redeemable at holder’s option, prior to maturity.

7.	91 day Treasury Bills issued to the public in the amount of $25,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months notice, subject to the requirement of the Canada Pension Plan.

V. MANITOBA HYDRO
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,

	2001	2002	2003	2004	2005

	(In thousands of dollars)
Revenues
Electric
Manitoba	$781,063	$786,036	$875,841	$918,231	$938,756
Extraprovincial	479,673	587,893	463,430	350,994	553,727
Other revenue	11,683	10,415	15,015	18,092	15,494
Natural gas	503,423	479,346	514,847	493,645	508,841

	1,775,842	1,863,690	1,869,133	1,780,962	2,016,818

Expenses
Operating and administrative	289,442	297,966	325,856	346,406	363,056
Depreciation	249,425	259,774	281,348	295,975	310,824
Water rentals	55,783	112,783	102,856	71,455	111,521
Fuel and power purchased	48,164	71,423	151,169	568,897	135,456
Capital and other taxes	59,530	61,361	65,510	72,469	74,557
Cost of gas sold	384,038	364,882	392,273	374,449	383,215

	1,086,382	1,168,189	1,319,012	1,729,651	1,378,629

Net Income before Finance Expense	689,460	695,501	550,121	51,311	638,189

Finance Expense
Interest on debt	540,897	586,798	589,118	572,366	571,631
Amortization of debt discount and expense	5,822	11,138	726	(7,540)	(5,399)
Interest applied to construction	(17,765)	(25,212)	(27,238)	(34,738)	(36,629)
Investment income	(108,486)	(91,029)	(83,776)	(43,027)	(27,656)

	420,468	481,695	478,830	487,061	501,884

Net Income	$268,992	$213,806	$71,291	$(435,750)	$136,305

VI. MANITOBA HYDRO
CONSOLIDATED BALANCE SHEET

	As at March 31,

	2004	2005

	(In thousands of dollars)
ASSETS
Capital Assets
In service	$10,398,203	$10,747,838
Less accumulated depreciation	3,240,892	3,446,745

	7,157,311	7,301,093
Construction in progress	378,472	475,152

	7,535,783	7,776,244

Current Assets
Bank balances and temporary investments	6,549	8,523
Accounts receivable and accrued revenue	370,694	408,415
Interest receivable	7,391	6,349
Materials and supplies, at average cost	81,141	83,851

	465,775	507,138

Other Assets
Pension assets	555,873	615,083
Deferred debt costs	212,600	(19,497)
Other deferred expenses and receivables	416,989	466,662
Sinking fund investments	715,024	561,513

	1,900,486	1,623,761

	$9,902,044	$9,907,144

LIABILITIES AND RETAINED EARNINGS
Long-term debt net of sinking fund	$6,399,589	$6,486,063
Sinking fund shown as an asset	715,024	561,513

	7,114,613	7,047,576

Current Liabilities
Accounts payable and accrued liabilities	254,596	255,813
Notes payable	93,449	59,000
Accrued Interest	106,798	105,562
Current portion of long-term debt	275,650	156,133

	730,493	576,508
Other Liabilities
Deferred liabilities and credits	294,035	316,385
Asset purchase obligation	249,003	559,540
Pension obligation	507,408	242,553

	1,050,446	1,118,478

Contributions in aid of construction	273,864	295,648

Retained earnings	732,628	869,218

Share Capital	—	(284)

	$9,902,044	$9,907,144

VII. MANITOBA HYDRO
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31,

	2004	2005

	(In thousands of dollars)
Cash Provided From (Used For) Operations
Cash receipts from customers	$1,813,246	$1,977,107
Cash paid to suppliers and employees	(1,449,468)	(1,045,281)
Interest paid	(536,277)	(527,568)
Interest received	46,469	29,114

	(126,030)	433,372

Cash Provided From (Used For) Financing
Proceeds from long-term debt	1,013,129	299,558
Retirement of long-term debt	(473,838)	(239,208)
Premium (Discount) on long-term debt	0	(5,720)
Sinking fund withdrawal	268,788	236,178
Distribution to Province of Manitoba	(3,468)	0
Mitigation liability	(16,119)	(20,150)
Notes payable	(35,622)	(35,451)
Other	(541)	(578)

	752,329	234,629

Cash Used For Investment
Additions to capital assets net of contributions	(498,380)	(505,353)
Sinking fund payment	(105,720)	(99,627)
Net Obligation to the City of Winnipeg	(6,002)	(6,449)
Other	(39,046)	(54,598)

	(649,148)	(666,027)

Increase in Cash	(22,849)	1,974
Cash (Deficiency) at Beginning of Year	29,398	6,549

Cash at End of Year	$6,549	$8,523